EXHIBIT 12

DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands of dollars)

	Year Ended October 31
	2005	2004	2003	2002	2001
Earnings:
Income of consolidated group before income taxes	$2,155,812	$2,113,673	$971,277	$602,705	$(24,757)
Dividends received from unconsolidated affiliates	1,948	21,579	3,151	2,236	1,675

Fixed charges excluding capitalized interest	779,175	606,460	643,511	659,263	787,737
Total earnings	$2,936,935	$2,741,712	$1,617,939	$1,264,204	$764,655

Fixed charges:

Interest expense of consolidated group including capitalized interest	$763,171	$592,802	$628,647	$637,571	$766,254

Portion of rental charges deemed to be interest	18,190	14,368	15,044	22,145	22,030
Total fixed charges	$781,361	$607,170	$643,691	$659,716	$788,284

Ratio of earnings to fixed charges*	3.76	4.52	2.51	1.92	**

The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries plus dividends received from unconsolidated affiliates. “Earnings” consist of income before income taxes, the cumulative effect of changes in accounting and fixed charges excluding capitalized interest. “Fixed charges” consist of interest on indebtedness, amortization of debt discount and expense, an estimated amount of rental expense that is deemed to be representative of the interest factor, and capitalized interest.

*	The Company has not issued preferred stock. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

**	For the year ended October 31, 2001, earnings available for fixed charges coverage were $24 million less than the amount required for a ratio of earnings to fixed charges of 1.0.

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